EXHIBIT 99.2

              QUARTERLY UNAUDITED CONSOLIDATED CONDENSED FINANCIAL
           STATEMENTS OF TRANSWESTERN HOLDINGS, L.P. AT MARCH 31, 2005
             AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

                           TRANSWESTERN HOLDINGS, L.P.
                           CONSOLIDATED BALANCE SHEETS


                                                                       MARCH 31,            DECEMBER 31,
(UNAUDITED)                                                                 2005                    2004
---------------------------------------------------------------------------------------------------------
                                                         NOTE                 $M                     $M
ASSETS
   Current assets:
     Cash and cash equivalents                                               3.0                     1.9
     Trade receivables and other current assets              2              70.3                    62.9
     Directories in development                                             54.6                    58.2
                                                               ------------------      ------------------
Total current assets                                                       127.9                   123.0
   Tangible fixed assets                                                     4.6                     4.5
   Goodwill and intangible assets                                          153.0                   157.6
   Debt issuance costs, net                                                 10.9                    11.1
   Deferred tax asset                                                       22.1                    23.3
                                                               ------------------      ------------------
       Total assets                                                        318.5                   319.5
                                                               ==================      ==================

LIABILITIES AND PARTNERS' DEFICIT
   Current liabilities:
     Accounts payable and other current liabilities          3              98.3                   113.5
     Current portion of long-term debt                       4               2.3                     2.3
                                                               ------------------      ------------------
       Total current liabilities                                           100.6                   115.8
   Long-term debt                                            4             691.1                   695.2
                                                               ------------------      ------------------
       Total liabilities                                                   791.7                   811.0
Partners' deficit                                                         (473.2)                 (491.5)
                                                               ------------------      ------------------
TOTAL LIABILITIES AND PARTNERS' DEFICIT                                    318.5                   319.5
                                                               ==================      ==================

        See accompanying notes to the consolidated financial statements

                           TRANSWESTERN HOLDINGS, L.P.
                        CONSOLIDATED STATEMENTS OF INCOME


                                                                            THREE MONTHS ENDED MARCH 31,
(UNAUDITED)                                                                2005                    2004
--------------------------------------------------------------------------------------------------------
                                                      NOTES                  $M                      $M

NET REVENUES                                                               97.9                    98.0
Cost of sales                                                             (43.3)                  (50.0)
                                                             -------------------     -------------------
GROSS PROFIT                                                               54.6                    48.0
Operating expenses:
   Sales and marketing                                                    (16.2)                  (14.8)
   General and administrative                                              (5.7)                   (4.8)
   Depreciation and amortisation                                           (5.4)                   (7.8)
                                                             -------------------     -------------------
     Total operating expenses                                             (27.3)                  (27.4)
                                                             -------------------     -------------------
INCOME FROM OPERATIONS                                                     27.3                    20.6
Interest expense                                                           (8.8)                  (21.5)
                                                             -------------------     -------------------
INCOME (LOSS) BEFORE TAXES                                                 18.5                    (0.9)
Income tax provision                                     5                 (0.2)                   (0.8)
                                                             -------------------     -------------------
NET INCOME (LOSS)                                                          18.3                    (1.7)
                                                             ===================     ===================

        See accompanying notes to the consolidated financial statements

                           TRANSWESTERN HOLDINGS, L.P.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


(UNAUDITED)                                                                   THREE MONTHS ENDED MARCH 31,
                                                                                 2005               2004
---------------------------------------------------------------------------------------------------------
                                                                                   $M                 $M

OPERATING ACTIVITIES
Net income (loss)                                                                18.3               (1.7)
Adjustments to reconcile net income to net cash provided
   by operating activities:
   Depreciation and amortisation                                                  4.9                7.3
   Amortisation of deferred debt issuance costs                                   0.5                  -
   Loss on extinguishment of debt                                                                   14.6
   Provision for doubtful accounts                                                7.7               11.1
   Change in net deferred tax asset                                              (0.3)               0.2
Changes in operating assets and liabilities:
   Trade receivables                                                             (3.3)              (8.2)
   Write-off of doubtful accounts, net of recoveries                             (6.2)              (5.1)
   Deferred directory costs                                                       3.5                7.2
   Other current assets                                                          (4.1)             (33.0)
   Accounts payable                                                              (5.0)              (3.7)
   Accrued liabilities                                                           (3.9)               0.4
   Accrued interest                                                                 -               (2.0)
   Customer deposits                                                             (6.7)              (9.0)
   Deferred revenue                                                               0.4                0.7
                                                                   -------------------   ----------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                               5.8              (21.2)
                                                                   -------------------   ----------------

INVESTING ACTIVITIES
   Purchase of property and equipment                                            (0.5)              (0.4)
                                                                   -------------------   ----------------
NET CASH USED IN INVESTING ACTIVITIES                                            (0.5)              (0.4)
                                                                   -------------------   ----------------

FINANCING ACTIVITIES
   Borrowings under long-term debt agreements                                    14.2              614.4
   Repayments of long-term debt                                                 (18.4)            (368.1)
   Cash paid for deferred financing costs                                           -              (10.4)
   Cash premium paid for early extinguishment of debt                               -               (6.3)
   Partnership distributions                                                        -             (205.0)
                                                                   -------------------   ----------------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                              (4.2)              24.6
                                                                   -------------------   ----------------

NET INCREASE IN CASH                                                              1.1                3.0
CASH AT BEGINNING OF PERIOD                                                       1.9                2.0
                                                                   -------------------   ----------------
CASH AT END OF PERIOD                                                             3.0                5.0
                                                                   ===================   ================

        See accompanying notes to the consolidated financial statements

                           TRANSWESTERN HOLDINGS, L.P.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   BASIS OF PREPARATION AND CONSOLIDATION

The unaudited financial information for the three months to March 31, 2005 has been prepared in accordance with accounting principles generally accepted in the United States, as set out in the December 31, 2004 audited financial statements presented in Exhibit 99.1 of this document.

In the opinion of management, the financial information included herein includes all adjustments necessary for a fair statement of the consolidated results and financial position for each period presented and all adjustments are of a normal recurring nature. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reporting periods. Actual results could differ from those estimates. Estimates are used principally when accounting for doubtful debts, depreciation and taxes.

Basis of consolidation

The consolidated financial statements include the accounts of TransWestern Holdings, L.P. and all its subsidiaries.

All significant intercompany accounts and transactions between TransWestern Holdings, L.P. and its subsidiaries have been eliminated on consolidation.

                           TRANSWESTERN HOLDINGS, L.P.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   RECEIVABLES

                                                                         MARCH 31,             DECEMBER 31,
                                                                              2005                    2004
                                                                   -----------------     -------------------
                                                                                $M                      $M
Trade receivables (a)                                                         59.2                    57.4
Other current assets                                                           7.1                     3.0
Deferred tax asset                                                             4.0                     2.5
                                                                   -----------------     -------------------
                                                                              70.3                    62.9
                                                                   =================     ===================

(a) Trade receivables are stated after deducting an allowance for doubtful accounts of $13.8 million at March 31 2005 (December 31 2004 - $13.3 million).

3.   ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

                                                                         MARCH 31,             DECEMBER 31,
                                                                              2005                    2004
                                                                   -----------------     -------------------
                                                                                $M                      $M
Accounts payable                                                               4.0                    18.2
Accrued liabilities                                                           25.4                    20.1
Customer deposits                                                             63.9                    70.6
Deferred revenue                                                               5.0                     4.6
                                                                   -----------------     -------------------
                                                                              98.3                   113.5
                                                                   =================     ===================

4.   LONG-TERM DEBT

                                                                         MARCH 31,             DECEMBER 31,
                                                                              2005                    2004
                                                                   -----------------     -------------------
                                                                                $M                      $M
AMOUNTS FALLING DUE WITHIN ONE YEAR
Senior term loan                                                               2.3                     2.3
                                                                   -----------------     -------------------
TOTAL AMOUNTS FALLING DUE WITHIN ONE YEAR                                      2.3                     2.3
                                                                   -----------------     -------------------
AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
Senior term loan                                                             688.1                   695.2
Revolving credit facility                                                      3.0                       -
                                                                   -----------------     -------------------
TOTAL AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                           691.1                   695.2
                                                                   -----------------     -------------------
TOTAL LONG-TERM DEBT                                                         693.4                   697.5
                                                                   =================     ===================

5.   TAXATION

Federal taxes due on income in partnership are paid directly by the partners and are not included within these financial statements; however federal tax on taxable entities is included in these consolidated financial statements. The effective tax rate is therefore lower than the statutory tax rate.

6.   OTHER COMPREHENSIVE INCOME

There was no other comprehensive income in the periods ended March 31, 2005 and 2004 other than the net income (loss) presented in the Consolidated Statements of Income.

                           TRANSWESTERN HOLDINGS, L.P.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.   SUBSEQUENT EVENTS

On May 17, 2005, the Yell Group ("Yell") announced that Yellow Book USA Inc., a wholly-owned subsidiary of Yell, had entered into an agreement to acquire TransWestern Holdings, L.P. from Thomas H. Lee Partners, CIVC Partners LLC and TransWestern's management for $1,575 million. The acquisition was completed on July 15, 2005 and announced on a Form 6-K filed by Yell and dated July 21, 2005.